SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement under Section 13(e) of the Securities Exchange Act of 1934

DIVERSIFIED REALTY, INC.
(Name of Issuer)

DRI, INC.
M CORP.
(Name of Person(s) Filing Statement)

Common Stock, $.10 par value per share
(Title of Class of Securities)

________
(CUSIP Number of Class of Securities)

Dawn Mellinger
128 Second Street South
Great Falls, Montana  59405
Phone:  (406) 727-2600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

COPIES TO:

Donald R. Strizki, CPA
Donald R. Strizki, CPA PC
3385 Granger Avenue Unit 23
P.O. Box 80985
Billings, MT 59108
(406) 652-7650
E-Mail: strizki@earthlink.net

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

			Page 1


This statement is filed in connection with
(check the appropriate box):
a.   [   ]  The filing of solicitation materials or an
            information statement subject to Regulation
            14A, Regulation 14(C) or Rule 13e-3(c) under
            the Securities Exchange Act of 1934.
b.   [   ]  The filing of a registration statement under the
            Securities Act of 1933.
c.   [   ]  A tender offer.
d.   [x]    None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies [ ].
Check the following box if the filing is a final amendment reporting the results of the transaction: [ ].

CALCULATION OF FILING FEE
Transaction Valuation*
Amount of Filing Fee
$174,301.44
$34.86

* Calculated for purposes of determining the filing fee only.
In accordance with Rule 0-11(b)(2) under the Securities Exchange Act of 1934, as amended, this amount is calculated by multiplying 290,502.4 (the number of shares of common stock held by stockholders other than Parent immediately prior to the proposed transaction) by $0.60, the price to be paid per share.
[   ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	N/A
Form or Registration No.:  	N/A
Filing Party:  	N/A
Date Filed:  	N/A

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SUMMARY TERM SHEET
This summary and the remainder of this Transaction Statement on
Schedule 13E-3 include information describing the "going private" merger involving Diversified Realty, Inc., referred to herein as the Company, and DRI, Inc., referred to herein as Parent, how it affects you, what your rights are with respect to the merger as a stockholder of the Company and the position of M Corp. and Parent (collectively, the "Filing Persons") on the fairness of the merger to the stockholders of the Company other than the Filing Persons.
 PURPOSE OF THE MERGER (PAGE 7).
Immediately prior to the merger, Parent will own approximately 94.6% of the Company's common stock. The purpose of the merger is to provide a source of liquidity to the public stockholders and to enable Parent to acquire all of the outstanding equity interests in the Company and eliminate the expenses and costs associated with operating a public company.
 CONTRIBUTION AND MERGER (PAGE 19).
The following steps are expected to be taken prior to the merger referred to herein.
* Parent is a Montana corporation recently organized by M Corp to complete the merger. Prior to the merger, M Corp will contribute all of the shares of Company common stock it owns to the Parent, in exchange for shares of common stock of Parent.
As a result, Parent will continue to be a wholly-owned subsidiary of M Corp and will own 5,076,708.6 shares of Company common stock.
* It is anticipated that at the time of the Merger the shares of the Company's common stock transferred to Parent will represent approximately 94.6% of the Company's outstanding common stock.
M Corp intends to cause the Company to merge with Parent as a means of acquiring all of the shares of Company common stock not owned by Parent and to provide a source of liquidity to holders of those shares.
 PRINCIPAL TERMS OF THE MERGER.
The Merger (Page 19). Parent intends to cause the Company to merge with Parent pursuant to a merger. As a result of the merger, each share of Company common stock not owned by Parent will be converted into the right to receive $0.60 in cash. The Merger has been approved by the Directors and of the Company Merger Consideration (Page 20). The consideration in the merger will be $0.60 per share in cash. The Filing Persons set the price of $0.60 and deem it to be fair to the public stockholders. The Filing Persons established this price after reviewing the various factors considered by Parent's Board of Directors in determining the fairness of the Merger. See "Special Factors -- Fairness of the Merger -- Factors Considered in Determining Fairness."
Company Shares Outstanding (Page 6). As of September 30, 2003, a total of 5,367,211.0 shares of Company common stock were outstanding. To the Filing Person's knowledge, there

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are no outstanding options to acquire the Company's common stock.
M Corp currently owns 5,076,708.6 shares of the Company's common stock. Payment for Shares (Page 20). The Parent will pay for shares of Company's common stock promptly after the effective date of the merger. Instructions for surrendering stock certificates will be set forth in a Notice of Merger and Dissenters' Rights and a Letter of Transmittal, which will be mailed to stockholders of record of the Company within 10 calendar days following the date the merger becomes effective and should be read carefully. Please do not submit your stock certificates before you have received these documents. Sending us your stock certificates with a properly signed Letter of Transmittal will waive your dissenters' rights described below.
Source and Amount of Funds (Page 20). The total amount of funds expected to be required to pay the merger consideration for Company common stock in the merger and to pay related fees and expenses, is estimated to be approximately $181,336.30. We intend to pay these costs and expenses and the merger consideration from the Company's existing available cash.
 THE FILING PERSONS' POSITION ON THE FAIRNESS OF THE MERGER (PAGE 10).
The Filing Persons have concluded that the merger is both substantively and procedurally fair to the unaffiliated stockholders of the Company.
In reaching its conclusion regarding the fairness, from a financial point of view, of the $0.60 per share merger consideration the Filing Persons considered a number of factors including the Company's book value per share and the opinion of Real Estate professionals as to the value of the company's real estate. For a complete discussion of the factors that were considered by the Filing Persons in determining fairness, see
"Special Factors -- Fairness of the Merger -- Factors Considered in Determining Fairness."
 POTENTIAL CONFLICTS OF INTEREST (PAGE 19).
Some of the officers and directors of M Corp., who own approximately
94.6% of the Company's outstanding stock, are also officers and directors of the company. For a discussion of other potential conflicts of interest, see "Information About the Filing Persons -- Conflicts of Interest."
 EFFECTS OF THE MERGER (PAGE 8).
Completion of the merger will have the following consequences:
* The Company and Parent will be combined into a single, privately held entity;
* Only the Filing Persons, or entities related to the Filing Persons will participate in the future earnings and growth, if any, of the Company.
  On the other hand, only the Filing Persons, or entities related to the Filing Persons will face the risk of

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  losses generated by the Company's
  operations or the decline in value of the Company after the merger;
* The shares of Company common stock will no longer be publicly traded.
  The combined entity will not be subject to the reporting and other disclosure requirements of the Securities Exchange Act of 1934, including requirements to file annual and other periodic reports or to provide the type of going-private disclosure contained in this
  Schedule 13E-3; and
* Subject to the exercise of statutory dissenters' rights, each of your shares will be converted into the right to receive $0.60 in cash, without interest.
 DISSENTERS' RIGHTS (PAGE 23).
You have a statutory right to dissent from the merger and demand payment of the fair value of your Company shares as determined in a judicial appraisal proceeding in accordance with Sections 35-1-826 through 35-1-839 of the Montana Business Corporation Act. This value may be more or less than the $0.60 per share in cash consideration offered in the merger. In order to qualify for these rights, you must make a written demand for appraisal within 20 days after the date of mailing of the Notice of Merger and Dissenters' Rights and otherwise comply with the procedures for exercising appraisal rights set forth in the Montana Business Corporation Act. The statutory right of dissent is set out in Sections 35-1-826 through 35-1-839 of the Montana Business Corporation Act. Failure to comply with its terms will result in an irrevocable loss of such right. Please read and be sure you understand Sections 35-1-826 through 35-1-839 of the Montana Business Corporation Act (Exhibit (f))
 FOR MORE INFORMATION (PAGE 14).
More information regarding the Company is available from its public filings with the Securities and Exchange Commission. See "Information About the Company."
If you have any questions about the merger, please contact Dawn Mellinger at (406) 727-2600.

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INTRODUCTION
This Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by DRI Inc., a Montana corporation ("Parent") and M Corp, a Montana corporation ("M Corp" and collectively with Parent, the "Filing Persons"), pursuant to Section 13(e) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13e-3 thereunder. Parent is a wholly-owned subsidiary of M Corp. M Corp. currently owns, and intends to transfer to Parent, common shares of the Company which represents 94.6% of the Company's common stock prior to the effective date (the "Effective Date") of the proposed merger (the "Merger") of the Company and Parent
(with
the Parent being the surviving entity), pursuant to Section 35-1-818 of the Montana Business Corporation Act ("MBCA"). This Schedule 13E-3 is being filed in connection with the Merger. The Effective Date will be as soon as possible in accordance with Securities and Exchange Commission rules and procedures.
The exact title of the class of equity securities subject to the merger is: common stock, par value $0.10 per share of the Company (the "Shares").
As
of September 30, 2003, a total of 5,367,211.0 Shares were outstanding. To the Filing Person's knowledge there are no outstanding options to acquire any Shares. Therefore, it is anticipated that immediately prior to the Effective Date, there will be 5,367,211.0 Shares outstanding, of which Parent will own 5,076,708.6, or 94.6% of the Shares outstanding, and stockholders of the Company other than Parent, including all unaffiliated stockholders of the Company, (the "Public Stockholders") will own approximately 5.4% of the Shares outstanding.
Upon the consummation of the Merger, each outstanding Share will be canceled and each outstanding Share not held by Parent or by Public Stockholders of the Company who properly exercise statutory dissenters' rights under the MBCA, will be automatically converted into the right to receive $0.60 per Share in cash (the "Merger Price"), without interest, upon surrender of the certificate for such Share to M Corp. (the "Paying Agent").
Instructions with regard to the surrender of stock certificates, together with a description of statutory dissenters' rights, will be set forth in a Notice of Merger and Dissenters' Rights and a Letter of Transmittal, which documents will be mailed to stockholders of record of the Company on or about the Effective Date of the Merger and should be read carefully. Under the Montana Business Corporation Act, no action is required by the stockholders of the Company for the Merger to become effective as the Filing Persons own over 80% of the Company's common stock. The Parent will be the surviving corporation in the Merger.
This Schedule 13E-3 and the documents incorporated by reference in this
Schedule 13E-3 include certain forward-looking statements. These statements appear throughout this Schedule 13E-3 and include statements regarding the intent, belief or current expectations of the Filing
Persons, including statements concerning the Filing Persons' strategies following completion of the Merger. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors.

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 SPECIAL FACTORS
 PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE MERGER
 PURPOSES
Immediately prior to the Merger, Parent will own approximately 94.6% of the outstanding Shares. The purpose of the Merger is to provide a source of liquidity to the Public Stockholders and to enable Parent to acquire all of the outstanding equity interests in the Company and eliminate the expenses and costs associated with operating a public company.
 ALTERNATIVES
The Filing Persons believe that effecting the transaction through the completion of the merger between the Company and Parent under Section 35-1-818 of the MBCA is a way to provide value and liquidity to the Public Stockholders and for Parent to acquire the outstanding public minority equity interest in the Company.
 REASONS
In determining whether to acquire the outstanding public minority equity interest in the Company and to effect the Merger, the Filing Persons considered the following factors to be the principal benefits of taking the Company private:
* the elimination of additional burdens on management associated with public reporting and other tasks resulting from the Company's public company status, including dedication of management's time and resources to stockholder inquiries and investor and public relations;
* the decrease in costs, particularly those associated with being a public company (for example, as a privately-held entity, the Company would no longer be required to file quarterly, annual or other periodic reports with the Commission or publish and distribute to its stockholders annual reports and proxy statements), that the Filing Persons anticipate could result in savings of approximately $20,000.00 or more per year, including audit, legal, personnel fees and costs;
* the greater flexibility that the Company's management would have to focus on long-term business goals, as opposed to quarterly earnings, as a non-reporting company, particularly in light of the potential volatility in the Company's quarterly earnings;
* the fact that the Company's Shares are not listed on any exchange, trading volume in the Company's Shares is negligible and often the Company's shares do not even trade during any given month. During the entire year of 2002 only 2062 Shares traded;
* the reduction in the amount of public information available to competitors about the Company's business that would result from the termination of the Company's

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  obligations under the reporting
  requirements of the Securities and Exchange Commission ( the "Commission");
* recent public capital market trends affecting small-cap companies, including a perceived lack of interest by institutional investors, in companies that are not listed on any exchange.
	The Filing Persons also considered the extremely low volume of trading in the Shares and considered that the Merger would result in immediate, enhanced liquidity for the Public Stockholders. The Filing Persons have determined to effect the Merger at this time because they wish to realize the benefits of taking the Company private, as discussed above. The Company's stock price was not a significant factor in the timing of the Filing Persons' decision to propose the Merger. This Rule 13e-3 transaction is structured as a merger under Section 35-1-818 of the MBCA. This form of merger allows the Public Stockholders to receive cash for their Shares and allows Parent to acquire all of the outstanding interests in the Company.
 EFFECTS
 General
Upon completion of the Merger, the Filing Persons will have complete control over the conduct of the Company's business, will receive the benefit of any future increases in the value of the Company and will bear the complete risk of any losses incurred in the operation of the Company and any decrease in the value of the Company. The Filing Persons' beneficial ownership of the Company immediately prior to the Merger amounts to approximately 94.6%. The Company will be the beneficiary of the projected savings of $20,000.00 or more per year after terminating registration under the Exchange Act (for example, as a privately-held entity, the Company will no longer be required to file quarterly, annual or other periodic reports with the Commission or publish and distribute to its stockholders annual reports and proxy statements). The projected savings would include savings from audit, legal, and personnel fees and costs.
 Stockholders other than Parent (the Public Stockholders)
Upon completion of the Merger, the Public Stockholders will no longer have any interest in, and the Public Stockholders will not be stockholders of, the Company and, therefore, will not participate in the Company's future earnings and potential growth and will no longer bear the risk of loss from operations or loss from any decreases in the value of the Company. The Public Stockholders will not share in any distribution of proceeds after any sales of businesses of the Company or its subsidiaries, whether contemplated at the time of the Merger or thereafter. All of the Public Stockholders' incidents of stock ownership, such as the rights to vote on certain corporate decisions, to elect directors, to receive distributions upon the liquidation of the Company and to receive dissenters' rights upon certain mergers or consolidations of the

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Company (unless such dissenters' rights are perfected in connection with the Merger), as well as the benefit of potential increases in the value of their holdings in the Company based on any improvements in the Company's future performance, will be extinguished upon completion of the Merger.

Upon completion of the Merger, the Public Stockholders also will not bear the risks of operations losses or potential decreases in the value of their holdings in the Company based on any downturns in the Company's future performance. Instead, the Public Stockholders will have liquidity, in the form of the Merger Price, in place of an ongoing equity interest in the Company, in the form of the Shares. In summary, if the Merger is completed, the Public Stockholders will have no rights as stockholders of the Company (other than statutory dissenters' rights in the case of Public Stockholders who perfect such rights under Montana law).
 The Shares
Once the Merger is consummated, public trading of the Shares will cease. The Company will no longer be required under the federal securities laws to file reports with the Commission and will no longer be subject to the proxy rules under the Exchange Act.
Certain Federal Income Tax Consequences of the Merger
The following discussion is a summary of the material United States federal income tax consequences of the Merger to beneficial owners of Shares. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and the laws, regulations, rulings, and decisions in effect on the date of this Schedule 13E-3, all of which are subject to change (possibly with retroactive effect) and to differing interpretations. In addition, this discussion only applies to holders that are U.S. persons, which is defined as a citizen or resident of the United States, a domestic partnership, a domestic corporation, any estate (other than a foreign estate), and any trust so long as a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust. Generally, for federal income tax purposes, an estate is classified as a "foreign estate" based on the location of the estate assets, the country of the estate's domiciliary administration, and the nationality and residency of the domiciliary personal representative. This discussion does not address all aspects of federal income taxation that may be relevant to holders in light of their particular circumstances or to holders who may be subject to special tax treatment under the Code, including holders who are brokers, dealers or traders in securities or foreign currency, traders in securities that elect to apply a mark-to-market method of accounting, foreign persons (defined as all persons other than U.S. persons), insurance companies, tax-exempt organizations, banks, financial institutions, broker-dealers, real estate investment trusts, regulated investment companies, grantor trusts, holders who hold common stock as part of a hedge, straddle, conversion, or other risk reduction transaction, or who acquired common stock pursuant to the exercise of compensatory stock options or warrants or otherwise as compensation.

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In general, a stockholder will recognize gain or loss for United
States federal income tax purposes equal to the difference between the amount of cash that the stockholder receives in the Merger and that stockholder's adjusted tax basis in that stockholder's Shares.
Such gain or loss will be capital gain or loss if the stockholder holds the Shares as a capital asset, and generally will be long-term capital gain or loss if, at the Effective Date of the Merger, the stockholder has held the Shares for more than one year.
The cash payments made to a stockholder pursuant to the Merger will be subject to backup United States federal income tax withholding unless the stockholder provides the Paying Agent with his, her or its tax identification number (social security number or employer identification number) and certifies that such number is correct, or unless an exemption from backup withholding applies. In general, cash received by stockholders who exercise statutory dissenters' rights ("Dissenting Stockholders") in respect of dissenter or appraisal rights will result in the recognition of gain or loss to the Dissenting Stockholder. Any such Dissenting Stockholder should consult with his, her, or its tax advisor for a full understanding of the tax consequences of the receipt of cash in respect of dissenter or appraisal rights pursuant to the Merger. None of the Filing Persons or the Company expects to recognize any gain, loss, or income by reason of the Merger.
Each beneficial owner of shares is urged to consult such beneficial owner's tax advisor as to the specific tax consequences to each such beneficial owner of the merger, including the application of State, Local, Foreign and other tax laws.
 FAIRNESS OF THE MERGER
Fairness. On November 4, 2003, Parent's board of directors held a meeting at which the proposed plan to acquire the minority stockholder interests in the Company through the Merger was presented and discussed. At this meeting, Parent's board of directors resolved to take the Company private by having Parent acquire for cash, through the Merger, all of the Shares held by the Public Stockholders at a purchase price of $0.60 per share. Parent's board of directors determined that the Merger is both procedurally and substantively fair to the Public Stockholders. As the $0.60 to be paid to public shareholders represents a 25% premium over the book value of each share and a 7% premium over the fair value of each share.
Factors Considered in Determining Fairness. In reaching its determination that the terms of the Merger are both procedurally and substantively fair to the Public Stockholders, Parent's board of directors considered the factors set forth below in making its determination. Parent's board of directors determined that each of the following factors supported its belief that the Merger is fair to the Public Stockholders.

* Current and Historical Market Prices. No established market exists for the company's common stock. The company's common stock is not traded on any established securities exchange. To the Filing Persons' knowledge, neither bid

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nor asked quotations or prices for the company's
common stock have appeared in any established quotation system or have appeared in any newspaper or publication for over fifteen years.
* Lack of Liquidity. The Filing Persons also noted that Shares of the company's common stock are not quoted on any exchange and are not listed on the "Pink Sheets". With approximately 290,502.4 Shares being held by entities other than the Filing Persons, the Parent's board of directors believes that any effort to sell a material portion of such Shares in the open market or otherwise would materially depress the then trading price.
* Book Value. The Company's book value at September 30, 2003 was approximately $2.6 million, which equates to a per Share valuation of approximately $0.48 per share. The Merger Price represents a premium of 25% over the book value per Share.
* Fair Value. The Fair Company's Value at September 30, 2003 was approximately 3.0 million, which equates to a per Share valuation of approximately $0.56 per share. The Merger Price represents a premium of 7% over the Fair value per Share. The Fair Value represents the current value of the company's assets based on the opinions of real estate and accounting professionals.
* Earnings Value. The company's earnings for the Year Ended December 31, 2002 are approximately $0.007 per Share. This represents a rate of return of approximately 1.4% based on the Merger price of $0.60 per Share. A Share valuation of approximately $0.14 per share would be required to provide a 5% standard rate of return based on the company's earnings for the year ended December 31, 2002. The Merger Price represents a premium of 429% to the earnings value per Share
* Liquidation Value. Parent's board of directors did not base the Merger Price on liquidation value because it was not contemplated that the Company be liquidated. The liquidation value would likely be less because of the costs and legal fees associated with the liquidation.
* Going Concern Value. Parent's board of directors did not consider "shopping" the Company to prospective buyers. Since M Corp. has indicated that it intends to retain its majority holdings in the Company, this foreclosed any opportunity to consider an alternative transaction with a third party purchaser of the Company or otherwise provide liquidity to the Public Stockholders.
* Financial Performance, Condition, Business Operations and Prospects of the Company. The Merger would shift the risk of the future financial performance of the Company from the Public Stockholders, who do not have the power to control decisions made as to the Company's business, entirely to Parent, who does have the power to control the Company's business and who will bear the risks inherent in the business over the long term.

* Other Factors.
* Parent's board of directors believed that the liquidity that would result from the Merger would be beneficial to the Public Stockholders because the Filing Persons' ownership of approximately 94.6% of the outstanding Shares
(a) results in an extremely small public float that limits the amount of trading in the Shares; and (b) eliminates the possibility that a proposal to acquire the Shares by an independent entity could succeed without the consent of Parent.
* The Merger represents an opportunity for the Public Stockholders to realize cash for their Shares, which would otherwise be extremely difficult given the illiquidity of the market for shares of the Company's common stock. The trading in the Company's stock is extremely light.
Only 2062 traded during the entire year of 2002. A stockholder desiring to liquidate his, her or its entire position under the Company's recent trading volumes prior to such announcement would have found that demand for such shares was nearly non-existent and that persistent attempts to sell such Shares could have led to a reduction in the price to be paid for such Shares.
Certain Negative Considerations. Parent's board of directors also considered the following factors, which some shareholders may consider negative, in their deliberations concerning the fairness of the terms of the Merger and its procedural fairness:
* Termination of participation in the future growth of the Company. Following the successful completion of the Merger, the Public Stockholders would cease to participate in the future earnings or growth, if any, of the Company or benefit from increases, in any, in the value of their holdings in the Company.
* Percieved Conflicts of Interest. The financial interests of the Filing Persons could be adverse to the financial interests of the Public Stockholders. Officers and directors of the Company have potential conflicts of interest with the Merger as certain officers and directors of the Filing Persons are also officers and directors of the Company.
* Board of Director Approval Only Required. The merger does not require public stockholder approval, only the approval of the board of directors of the Company per Montana Business Corporation Act Section 35-1-818.
* No Unaffiliated Representatives or Independent Director Approval. The Company's board of directors has not retained an unaffiliated representative to act solely on behalf of the Public Stockholders for the purpose of negotiating the terms of the Merger.

* Procedural Fairness. Notwithstanding the considerations set out in this section under the heading "--Certain Negative Considerations," Parent's board of directors believes that the Merger is fair to the Public Stockholders. In making such determination, Parent's board of directors considered and relied on the fact that Public Stockholders who believe that the terms of the Merger are not fair can pursue dissenters' rights in the Merger under Montana law. Parent's board of directors did not appoint a special committee of its members since all of its members have an interest in the Company and that Parent's board of directors believed that any special committee that was appointed would need to retain its own independent legal counsel and financial advisors to help the special committee evaluate the fairness of the proposed transaction. Parent's board of directors also believed that, based on the factors described herein, the terms of the proposed Merger were fair to the Public Stockholders, and that the potential financial cost of hiring such advisors and the diversion of management resources that would be caused by the negotiations between the special committee and Parent would outweigh any benefit that would be derived from the appointment of a special committee.
The Parent Board also discussed the absence of the procedural safeguards set forth above under "Certain Negative Considerations" and the absence of an unaffiliated representative to act solely on behalf of the Company's unaffiliated Public Stockholders. With respect to the lack of approval by the unaffiliated Public Stockholders of the Merger, the Parent Board believed that the absence of this factor was outweighed by the ability of the Public Stockholders to demand appraisal of the fair value of their Shares if they did not agree that the proposed Merger Price was fair.
With respect to the absence of an unaffiliated representative who would have acted solely on behalf of the unaffiliated Public Stockholders in the Merger, the Parent Board believed that the costs of hiring and compensating such a representative, including likely fees for independent legal and financial advisors to the representative, would have outweighed any benefit to the unaffiliated Public Stockholders of receiving input from the representative.
In determining that the Merger is fair to the Public Stockholders, Parent's board of directors considered the above factors as a whole and did not assign specific or relative weights to them.
 APPROVAL OF SECURITY HOLDERS
The Board of Directors of the Company approved the Merger in accordance with Montana Business Corporation Act Section 35-1-818, as the Parent owns over 80% of the outstanding shares of the Company.
 APPROVAL OF DIRECTORS OF THE COMPANY
In a meeting held on November 4, 2003 the Company's board of directors approved the Merger in accordance with Montana Business Corporation Act
Section 35-1-818.

 OTHER OFFERS
No other firm offers have been made in the last two years for:
* the merger or consolidation of the Company with or into another company, or vice versa;
* the sale or other transfer of all or any substantial part of the assets of the Company; or
* a purchase of the Company's securities that would enable the holder to exercise control of the subject Company.
 FINANCIAL ANANLYSES AND OPINIONS
The Filing Persons have engaged a third party CPA and real estate professionals to perform financial analyses and give opinions concerning the valuation of assets and the fairness of the merger price offered to the Public Stockholders.
INFORMATION ABOUT THE COMPANY
The Company is named Diversified Realty, Inc.. The principal executive offices of the Company are located at 128 Second Street South, Great Falls, Montana 59401, and its telephone number is (406) 727-2600. The Company's common stock is not traded on any securities exchange, nor are records kept of any quotations by securities dealers or Pink Sheets, LLC. To the best knowledge of the Filing Persons, bid and asked quotations for the Company's common stock are not reported in any newspapers. No dividends on the Company's common stock were declared or paid in 2003, 2002 or 2001. Other than the requirements of Montana law, there are no legal or contractual restrictions on the Company's ability to declare dividends. There are approximately 2,196 holders of record of the Company's common stock. The Company is subject to the disclosure requirements of the Exchange Act and in accordance therewith is required to file reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Such reports, proxy statements and other information are available for inspection at the Commission's public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549 and should also be available for inspection at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies may be obtained at prescribed rates from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrations that file electronically with the Commission at http://www.sec.gov.

 FINANCIAL INFORMATION
The audited financial statements for the fiscal years ended December 31, 2001 and 2002 are incorporated herein by reference from Item 8 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 ("Form 10-K"). The unaudited financial statements for the nine month periods ended September 30, 2003 and September 30, 2002 are incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2003 (the "Form 10-Q"). The Company's book value per share as of September 30, 2003 is approximately $0.48 per Share. The Company has not made an underwritten public offering of its securities in the last three years. The company has purchased 3211 shares of the company's stock from estates and persons who request the company to purchase their shares in the past two years.

SELECTED CONSOLIDATED FINANCIAL INFORMATION
Set forth below is certain selected consolidated financial information with respect to the Company excerpted or derived by the Filing Persons from the audited consolidated financial statements of the Company contained in the Form 10-K and the unaudited financial statements contained in the Company's Form 10-Q. More comprehensive financial information is included in the Form 10-K, the Form 10-Q and in other documents filed by the Company with the Commission, and the following financial information is qualified in its entirety by reference to the Form 10-K, the Form 10-Q and other documents and all of the financial information (including any related notes) contained therein or incorporated therein by reference. The selected financial information presented below as of and for the fiscal years ended December 31, 2001 and 2002, has been derived from the Company's audited Consolidated Financial Statements. The results of operations for the nine months ended September 30, 2003 and 2002 have not been audited. The results of operations for the nine months ended September 30, 2003 are not necessarily indicative of results for the entire year.

			For The Nine Months	        For the Twelve Months

				Ended  			       Ended

		   	     September 30,		    December 31,
			2003		  2002		  2002		2001


Income Statement Data:


Operating Revenues      $ 63,537	$ 71,957	$ 95,758     $  136,213
Operating Expenses        59,964          48,302          72,053        142,294
Income Before
  Income Taxes	           3,573          23,655          23,705         (6,081)
Income Tax Expense         3,372           9,850          10,850          4,550
Net Income	         $ 6,945        $ 33,505         $34,555       $ (1,531)
Other Comprehensive Income (Loss)
  Net of Income Taxes:
   Unrealized Holding
   Gains (Losses)            234            -0-            1,678           --
Comprehensive
   Income		 $ 7,179       $  33,505        $ 36,233       $ (1,531)

Earnings (loss) per
share	               $0.001338       $0.006240	$0.006750    $(0.000285)








                     For the Period Ending		For the Period Ending

			 September 30,			    December 31,

			2003   	    2002		2002 	      2001



Balance Sheet Data:


Working Capital     $2,389,310    $2,366,296         $2,354,837     $2,321,813
Total Assets	    $2,585,949    $2,571,032         $2,571,032     $2,563,259
Stockholders
   Equity	    $2,566,620    $2,557,725         $2,559,671     $2,524,469


Other Data:


Book Value Per Share  $0.48 	    $0.48               $0.48          $0.47

INFORMATION ABOUT THE FILING PERSONS
 PARENT
(a) NAME AND ADDRESS.
Parent's principal offices are located at 128 Second Street South, Great Falls, Montana, Attention: Dawn Mellinger, and her telephone number is (406)-727-2600. Immediately prior to the Merger, after contribution of Shares beneficially owned by M Corp. to Parent, Parent will own 5,076,708.6 Shares or approximately 94.6% of the Company's common stock.
(b) BUSINESS AND BACKGROUND OF ENTITY.
Parent, a Montana corporation, was formed for the sole purpose of merging with the Company. During the last five years, Parent has not been convicted in a criminal proceeding and Parent was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Parent was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.
(c) BUSINESS AND BACKGROUND OF NATURAL PERSONS.
The name, business address, position with Parent, principal occupation, five-year employment history and citizenship of each of the officers of Parent, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth on Schedule I hereto. During the last five years, to the best knowledge of Parent, none of the persons listed in Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, to the best knowledge of Parent, none of the persons listed in Schedule I was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.
 M CORP.
(a) NAME AND ADDRESS.
The address of M Corp is 128 Second Street South, Great Falls, Montana, and its telephone number is (406)-727-2600. M Corp owns 5,076,708.6 Shares or 94.6% of the Company's common stock. Immediately prior to the Merger all of these shares will be contributed to Parent and M Corp. will own 100% of the outstanding stock of Parent.
(b) BUSINESS AND BACKGROUND OF ENTITY.
M Corp. is a holding company of entities principally engaged in the business of title insurance and the ownership and rental of real properties. During the last five years, M Corp has not been convicted in a criminal proceeding, and M Corp was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which M Corp. was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.
(c) BUSINESS AND BACKGROUND OF NATURAL PERSONS.
Information with respect to each of the officers of M Corp. is set forth on
Schedule I hereto. During the last five years, to the best knowledge of M Corp, none of the persons listed in Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, to the best knowledge of M Corp., none of the persons listed in Schedule I was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.
 PRIOR STOCK PURCHASES
The Filing Persons have not purchased any Shares in the past two years.
 TRANSACTIONS
Except as described below, there have been no transactions during the past two years between (i) any of the Filing Persons or, to the best knowledge of the Filing Persons, any of the persons listed on Schedule I and (ii) the Company or any of its affiliates that are not natural persons where the aggregate value of such transactions is more than one percent of the Company's consolidated revenues for (1) the fiscal year in which the transaction occurred, or (2) with respect to the current year, the past portion of the current fiscal year, except as described in the following paragraph.
Except as described below, during the past two years, there have been no transactions between any of the Filing Persons or, to the best knowledge of the Filing Persons, any of the persons listed on Schedule I and any executive officer, director, or affiliate of the Company that is a natural person where the aggregate value of the transaction or series of similar transactions with such person exceeded $60,000.


 SIGNIFICANT CORPORATE EVENTS
During the past two years there have been no negotiations, transactions, or material contacts between (i) any of the Filing Persons or, to the best knowledge of the Filing Persons, any of the persons listed in Schedule I, and (ii) the Company and its affiliates concerning any merger, consolidation, acquisition, tender offer for any class of the Company's securities or sale or other transfer of a material amount of the Company.

 NEGOTIATIONS OR CONTACTS
Other than as described discussions of the Filing Person's Boards of Directors related to the approval and consummation of the Merger, during the past two years there have been no negotiations or material contacts concerning the matters referred to above between (i) any affiliates of the Company or (ii) the Company or any of its affiliates and any person not affiliated with the Company who would have a direct interest in such matters.
 CONFLICTS OF INTEREST
The following are all agreements, arrangements, or understandings, and any actual or potential conflicts of interest, deemed to be material, between any of the Filing Persons or their affiliates and the Company, its executive officers, directors, or affiliates.
The Filing Persons are in control of the Company because they currently own 94.6% of the Company's outstanding common stock.
Sheila M. McCann is the President and a Director of M Corp. and is also a Director of the Company. Ms. McCann's brother, Paul J. McCann, Jr. owns 1,024.40 shares of the Company's common stock and her mother, E. F. McCann (deceased) owns 2,008.6 shares of the Company's common stock. The Shares owned by Ms. McCann's brother and mother will receive $0.60 per share in the Merger on the same terms and conditions as are applicable to all other unaffiliated stockholders of the Company. R. Bruce Robson is President of the Company.

 AGREEMENTS INVOLVING THE SUBJECT COMPANY'S SECURITIES
There are no agreements, arrangements, or understandings, whether or not legally enforceable, between any of the Filing Persons or, to the best knowledge of the Filing Persons, any of the persons listed on Schedule I hereto and any other person with respect to any securities of the Company.
 SPECIFIC TERMS OF THE MERGER
 CONTRIBUTION AND MERGER
Prior to the Effective Date, M Corp. plans to contribute all of the Shares it owns to Parent. As of September 30, 2003, M Corp. beneficially owned 5,076,708.6 Shares, representing in the aggregate approximately 94.6% of the outstanding Shares. Upon receipt of this Contribution, Company will merge with and into Parent pursuant to Section 35-1-818 of the MBCA, with the Parent to be the surviving corporation. To so merge, the board of directors of Parent will approve the Merger and Parent will file a Certificate of Ownership and Merger with the Secretary of State of Montana. Upon the Effective Date, each Share issued and outstanding immediately prior to the Effective Date (other than Shares owned by Parent or the Company and Shares held by Public Stockholders, if any, who properly exercise their statutory dissenters' rights under the MBCA) will be cancelled and extinguished and be converted into and become a right to receive the Merger Price. As a result of the Merger, the Filing Persons will own all of the outstanding equity interests in the Company. Under the MBCA, because Parent holds at least 80% of the outstanding Shares of the Company, the Parent has the authority in accordance MONTANA BUSINESS CORPORATION ACT Section 35-1-818 to effect the Merger with a vote of the Company's board of directors only. The Company's board of directors approved the merger on November 4, 2003. The Parent intends to take all necessary and appropriate action to cause the Merger to become effective on the Effective Date. The Merger Price will be $0.60 in cash per Share.
 MERGER PRICE
Upon completion of the Merger, in order to receive the cash Merger Price of $0.60 per Share, each stockholder or a duly authorized representative must
(1) deliver a Letter of Transmittal, appropriately completed and executed, to M Corp (the "Paying Agent"), and (2) surrender such Shares by delivering the stock certificate or certificates that, prior to the Merger, had evidenced such Shares to the Paying Agent, as set forth in a Notice of Merger and Dissenters' Rights and Letter of Transmittal which will be mailed to stockholders of record on the Effective Date. Stockholders are encouraged to read the Notice of Merger and Dissenters' Rights and Letter of Transmittal carefully when received.
 SOURCE AND AMOUNT OF FUNDS
The total amount of funds expected to be required to pay the Merger Price for the Shares in the Merger and to pay related fees and expenses, is estimated to be approximately $181,336. We intend to pay the merger consideration and these costs and expenses from the Company's existing available cash.
 ACCOUNTING
The Merger will be accounted for as the acquisition of a minority interest using the purchase method of accounting.
 FUTURE OPERATIONS
It is currently expected that, following the consummation of the Merger, the business and operations of the Company will, except as set forth in this Schedule 13E-3, be conducted by the Company substantially as they are currently being conducted. The Filing Persons intend to continue to evaluate the business and operations of the Company with a view to maximizing the Company's potential. As such, the Filing Persons will take such actions as they deem appropriate under the circumstances and market conditions then existing. The Filing Persons intend to cause the Company to terminate the registration of the Shares under Section
12(g) of the Exchange Act following the Merger, which would result in the suspension of the Company's duty to file reports pursuant to the Exchange Act. For additional information see "Special Factors -
Purposes Alternatives, Reasons and Effects of the Merger - Effects."

The Filing Persons do not currently have any commitment or agreement for, and are not currently negotiating, the sales of any of the Company's businesses. Except as otherwise described in this Schedule 13E-3, the Company has not, and the Filing Persons have not, as of the date of this Schedule 13E-3, approved any specific plan or proposals for, or negotiated:
* any extraordinary transaction, such as a merger, reorganization or liquidation involving the surviving company or any of its subsidiaries after the completion of the Merger;
* any purchase, sale, or transfer of a material amount of assets of the surviving company or any of its subsidiaries after the completion of the Merger;
* any material change in the Company's dividend rate or policy, or indebtedness or capitalization;
* any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any officer; or
* any other material change in the Company's corporate structure or business.
Public stockholders of the company will have access to the company's records in accordance with the Montana Corporation Business Act. None of the Filing Persons intends to obtain counsel or appraisal services for the Public Stockholders.
 FEES AND EXPENSES
None of the Filing Persons will pay any fees or commissions to any broker or dealer in connection with the Merger. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Company for customary mailing and handling expenses incurred by them in forwarding materials to their customers. The Paying Agent will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the Merger, including certain liabilities under the U.S. federal securities laws.
The following is an estimate of fees and expenses to be incurred by the Filing Persons and Parent in connection with the Merger:
Legal fees and expenses				$ 5,500.00
Accounting fees and expenses			$ 3,500.00
Paying Agent expenses				$ 2,500.00
Printing Fees					$ 1,500.00
Filing Fees					$    34.86
Miscellaneous fees and expenses			$ 1,000.00

     Total					$14,034.86

Such fees, to the extent not paid by the Effective Date, will be paid from the resources of the combined entity resulting from the Merger of Parent into the Company. Such fees paid prior to the Effective Date will be paid by the Company.
For a discussion of the reasons for the Merger, see "Special
Factors -- Purposes, Alternatives Reasons and Effects -- Reasons." For federal income tax purposes, in general, a stockholder will recognize gain or loss for United States federal income tax purposes equal to the difference between the amount of cash that the stockholder receives in the Merger and that stockholder's adjusted tax basis in that stockholder's Shares.
 DISSENTERS' OR APPRAISAL RIGHTS
Any Public Stockholder may, as an alternative to receiving the Merger Consideration, dissent from the Merger and obtain payment of the fair value of such stockholder's Shares pursuant to Sections 35-1-826 through 35-1-839 of the Montana Business Code Annotated ("MCA"). The following is a summary of the rights of the Company's stockholders who dissent from the Merger. This summary does not purport to be complete and is qualified in its entirety by reference to Sections 35-1-826 through 35-1-839 of the MCA, a copy of which is attached as Exhibits (f) to this Statement. To exercise these rights, you must deliver to the Company, at any time before December 29, 2003, written notice of your intent to demand payment for your shares if the Merger is effected. If you fail to deliver the notice on time, you will not have any dissenters' rights. If the Merger is completed, the Company is required to deliver a written dissenters' notice to all stockholders who gave a timely notice of intent to demand payment. The notice must be sent by the Company no later than 10 days after the Effective Date (December 29, 2003) and must:
* state where the payment demand must be sent and where and when certificates for certificated shares must be deposited;
* inform shareholders of uncertificated shares to what extent transfer of the shares will be restricted after the payment is received;
* supply a form for demanding payment that includes the date of the first announcement to the news media or to shareholders of the terms of the proposed corporate action and that requires the person asserting dissenters' rights to certify whether or not such shareholder acquired beneficial ownership of the shares before that date;
* set a date by which the Company must receive the payment demand, which may not be fewer than 30 nor more than 60 days after the date the required dissenters' notice is delivered; and
* be accompanied by a copy of Sections 35-1-826 through 35-1-839 of the MCA.

If you exercise dissenters' rights, once you receive a written dissenters' notice as described above, you must within the time set forth in the dissenters' notice:
* demand payment;
* certify whether you acquired beneficial ownership of your shares for which dissenters' rights are demanded before the date set forth in the dissenters' notice; and
* deposit your certificates in accordance with the terms of the dissenters' notice.
A shareholder who does not demand payment or deposit certificates where and when required is not entitled to payment for such shareholder's shares under the dissenters' rights statutes. A shareholder who timely demands payment and deposits his certificates as requested by the dissenters' notice retains all other rights of a shareholder until such rights are canceled by the consummation of the Merger. The
Company may restrict the transfer of uncertificated shares from the date of the demand for payment until the Merger is consummated; however, the holder of uncertificated shares retains all other rights of a shareholder until those rights are canceled by the consummation of the Merger.
Except as provided in the following paragraph, as soon as the Merger is effectuated or upon receipt of the demand for payment, the Company must pay each dissenter who complied with the foregoing requirements the amount the Company estimates to be the fair value of the dissenters' shares plus accrued interest. The payment must be accompanied by certain financial information concerning the Company, a statement of the Company's estimate of the fair value of the shares, an explanation of how the interest was calculated, a statement of the dissenter's right to demand payment if the dissenter is dissatisfied with the payment offer, and a copy of Sections 35-1-826 through 35-1-839 of the MCA.
If the Merger does not occur within 60 days after the date set in the dissenters' notice for demanding payment and depositing certificates, the Company must return the deposited certificates and release the transfer restrictions imposed on uncertificated shares. Notwithstanding the foregoing, the Company may elect to withhold payment from any dissenter with respect to shares of which the dissenter or the person on whose behalf the dissenter acts was not the beneficial owner before November 1, 2003. If the Company elects to withhold such payments, after the consummation of the Merger, the Company must estimate the fair value of the shares plus accrued interest and pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The Company must send with its offer a statement of its estimate of fair value of the shares, an explanation of how interest was calculated and a statement of the dissenter's right to demand payment if he is dissatisfied with the offer.
A dissenter may notify the Company in writing of the dissenter's own estimate of the fair value of the dissenter's shares and the amount of interest due with respect thereto and may demand payment of the dissenter's estimate, less any previous payment, or reject the Company's offer and demand payment of the fair value of the dissenter's shares and the interest due if (i) the dissenter believes that the amount paid or offered is less than the fair value of the dissenter's shares or that the interest due is incorrectly calculated, (ii) the Company fails to make payment within 60 days after the date set for demanding payment, or (iii) the Company fails to effectuate the Merger and does not return the deposited certificates or release the transfer restrictions on uncertificated shares within 60 days after the date set for demanding payment. A dissenter waives the right to demand payment of the dissenter's own estimate of the fair value of the dissenter's shares or of the fair value of the dissenter's shares unless the dissenter notifies the Company of his demand in writing within 30 days after the Company made or offered payment for the dissenter's shares.
Within 60 days after any such subsequent demand is submitted by a shareholder, if such demand remains unsettled, the Company is required to file in an appropriate court in Montana, a petition to determine the fair value of the shares and accrued interest.
If the Company does not commence the proceeding within the 60-day period, it is to pay each dissenter whose demand remains unsettled the amount demanded. The court may appoint an appraiser to assist in determining the fair value of the shares. Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of the dissenter's shares plus interest exceeds the amount paid by the Company or for the fair value plus accrued interest of his after-acquired shares for which the Company elected to withhold payment. The costs of any such court proceedings (including the compensation and expenses of any appraiser appointed by the court) will be assessed against the Company except that the court may assess any part of those costs as an expense against all or some dissenters who are parties to the proceeding and whose action in demanding a payment in addition to that offered by the Company the court finds to be arbitrary, vexatious or not in good faith. The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable,
(1) against the Company and in favor of any or all dissenters if the court finds that the Company failed to comply substantially with the dissenters' rights statutory requirements, or (2) against either the Company or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and should not be assessed against the Company, it may award to the counsel reasonable fees to be paid out of the amount awarded to the dissenters who were benefited.
The Company shareholders considering exercising dissenters' rights should bear in mind that the fair value of their shares determined under Sections 35-1-826 through 35-1-839 could be more than, the same as or less than the value of the consideration they will receive pursuant to the Merger if they do not exercise dissenters' rights. Any shareholder contemplating the exercise of dissenters' rights is urged to review the full text of the dissenters' rights statutes, Sections 35-1-826 through 35-1-839 of the MCA. The procedures set forth in the dissenters' rights statutes must be followed exactly or dissenters' rights may be lost.
The foregoing summary does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise their dissenters' rights and is qualified in its entirety by express reference to the Sections 35-1-826 through 35-1-839 of the MBCA, the full text of which is attached hereto as Exhibit (f). Stockholders should read Exhibit (f) in its entirety because failure to comply with the procedure set forth therein will result in loss of Dissenters' Rights.

TRANSACTION STATEMENT
 ITEM 1.	SUMMARY TERM SHEET.
See "Summary Term Sheet."
 ITEM 2.	SUBJECT COMPANY INFORMATION.
(a) NAME AND ADDRESS.
See "Information About the Company."
(b) SECURITIES.
See "Introduction".
(c) TRADING MARKET AND PRICE.
See "Information about the Company."
(d) DIVIDENDS.
See "Information about the Company."
(e) PRIOR PUBLIC OFFERINGS.
The Filing Persons have not made an underwritten public offering of the Company's securities during the past three years.
(f) PRIOR STOCK PURCHASES.
See "Information about the Filing Persons."
 ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.
See "Information about the Filing Persons."
 ITEM 4.	TERMS OF THE TRANSACTION.
(a) MATERIAL TERMS.
See "Specific Terms of the Merger."
(b) PURCHASES.
None of the Filing Persons or the Company will be purchasing any Shares from any officer, director or affiliate of the Company prior to the Merger. Any such officer, director or affiliate who is the holder of any Shares (other than Shares contributed to Parent) will be entitled to receive the Merger Price just as any other stockholder of the Company.

(c) DIFFERENT TERMS.
Stockholders of the Company will be treated as described in "Specific Terms of the Merger."
(d) APPRAISAL RIGHTS.
See "Dissenter and Appraisal Rights."
(e) PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS.
Neither of the Filing Persons intends to grant the Public Stockholders special access to the Company's records in connection with the Merger. Neither of the Filing Persons intends to obtain counsel to or appraisal services for the Public Stockholders.
(f) ELIGIBILITY FOR LISTING OR TRADING.
Not applicable.
 ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
(a) TRANSACTIONS.
See "Information about the Filing Persons--Transactions."
(b) SIGNIFICANT CORPORATE EVENTS.
See "Information about the Filing Persons--Significant Corporate
     Events."
(c) NEGOTIATIONS OR CONTACTS.
See "Information about the Filing Persons--Negotiations or Contracts."
(d) CONFLICTS OF INTEREST.
See "Information about the Filing Persons--Conflicts of Interest."
(e) AGREEMENTS INVOLVING THE SUBJECT COMPANY'S SECURITIES.
See "Information about the Filing Persons--Agreements Involving the Subject Company's Securities."
 ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(a) USE OF SECURITIES ACQUIRED.
The Shares acquired in the Merger from the Public Stockholders will be cancelled.

(b) PLANS.
See "Specific Terms of the Merger."
 ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.
See "Special Factors -- Purposes, Alternatives, Reasons and Effects."
 ITEM 8.	FAIRNESS OF THE TRANSACTION
See "Special Factors -- Fairness of the Merger."
 ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.
See "Special Factors -- Reports, Opinions, Appraisals and
     Negotiations."
 ITEM 10.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a) SOURCE OF FUNDS.
See "Specific Terms of the Merger -- Source and Amount of Funds."
(b) CONDITIONS.
There are no conditions to the Merger.
(c) EXPENSES.
See "Specific Terms of the Merger -- Fees."
(d) BORROWED FUNDS.
See "Specific Terms of the Merger -- Source and Amount of Funds."
 ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
(a) SECURITIES OWNERSHIP.
On the Effective Date, immediately prior to the Merger, Parent is expected to be the owner of 5,076,708.6 Shares, representing
94.6% of the outstanding Shares. See also "Information About the Filing Persons."
(b) SECURITIES TRANSACTIONS.
M Corp. will contribute the Shares held by it to Parent on the Effective Date immediately prior to the Merger. None of the Shares acquired by the Filing Persons that will be contributed to Parent immediately prior to the Effective Date were acquired by such Filing Person in the past 60 days.

 ITEM 12.	THE SOLICITATION OR RECOMMENDATION.
Not applicable.
 ITEM 13.	FINANCIAL STATEMENTS.
(a) FINANCIAL INFORMATION.
See "Information About the Company -- Selected Consolidated Financial Information."
(b) PRO FORMA INFORMATION.
Not applicable.
(c) SUMMARY INFORMATION.
See "Information About the Company -- Financial Information."
 ITEM 14.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR
USED.
(a) SOLICITATIONS OR RECOMMENDATIONS.
There are persons or who are directly or indirectly employed, retained, or to be compensated to make recommendations in connection with the Merger.
(b) EMPLOYEES AND CORPORATE ASSETS.
No employees of the Company will be used by the Filing Persons in connection with the Merger, except that certain employees may perform ministerial acts in assisting shareholders in connection with the Merger. The combined assets of the Company and Parent will be used to fund the Merger consideration and pay all expenses of the Merger. See "Specific Terms of the Merger."
 ITEM 15.	ADDITIONAL INFORMATION
None.
 ITEM 16.	EXHIBITS
(f)  Montana Business Corporation Act Sections 35-1-826 through
35-1-839.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.
Dated:  __________, 2003

DRI, INC.


By:
Name:
Title:



M CORP


By:
Name:
Title:

 SCHEDULE 1
 PARENT
 Directors and Executive Officers.
The name, business address, position with Parent, present principal occupation or employment and five-year employment history of the directors and executive officers of Parent, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupation is conducted, are set forth below. Each of the directors and executive officers of Parent is a United States citizen. To the knowledge of the Filing Persons, no director or executive officer of Parent has been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors) and no director or executive officer of Parent has been a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. The principal business address for each executive officer and director is 128 Second Street South, Great Falls, Montana 59401.

Anne Marie McCann, 80, has been a Director of the Parent since its inception. Ms. McCann also a Director of M Corp. Anne Marie McCann has been a homemaker and investor for the past five years. S.M. McCann, 39, has been a Director of the Parent since its inception and President
of M Corp.   S.M. McCann has been an attorney at law a private investor and a corporate executive for the past five years. S.M. McCann is the daughter of Anne Marie McCann. Ms. McCann is also a Director of M Corp. John Ross, 50, has been a sales representative for the Maytag Corporation for the past five years.

 M CORP
 Directors and Executive Officers.
The name, business address, position with M Corp, present principal occupation or employment and five-year employment history of the directors and executive officers of M Corp., together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupation is conducted, are set forth below. Each of the directors and executive officers of M Corp is a United States citizen. To the knowledge of the Filing Persons, no director or executive officer of M Corp. has been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors) and no director or executive officer of M Corp has been a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him from

			Page S-1

future violations of, or prohibiting
activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
The principal business address for each executive officer and director is 128 Second Street South, Great Falls, Montana 59401.  Anne Marie
McCann, 80, has been a Director of M Corp. since 1999.  Ms. McCann is also a Director of the Company.  Anne Marie McCann has been a homemaker and investor for the past five years.  S.M. McCann, 39, has been a
Director of M Corp. since 1994 and President of M Corp.   S.M. McCann
has been an attorney at law a private investor and a corporate executive for the past five years.  S.M. McCann is the daughter of Anne Marie
McCann.  Ms. McCann is also a Director of the Company.  R. Bruce Robson,
61, has been a director of M Corp. since 1994.  For the past five years
Mr. Robson has been Data Processing Manager for Sletton Construction Co.
in Great Falls, Montana.  Mr. Robson has also been a Director and the
President of the Company and has been for the past five years.
Stock Ownership.  The following table sets forth the aggregate numbers and percentage of the Company's Common Stock owned by each director and executive officer of M Corp. as of September 30, 2003.
Name				Number of Shares			Percentage
Anne Marie McCann (1)	5,076,708				94.6%
S.M. McCann				-				 -
R. Bruce Robson			-				 -
(1)	Members of Anne Marie McCann's family own or control entities which own approximately 94% of M Corp.'s common stock.  M Corp. owns
5,076,708 shares of the Company's Common Stock.  Neither Anne Marie
McCann or her daughter S.M. McCann own any shares of the Company's common stock directly and disclaim beneficial ownership of the shares of Company Common Stock owned by M Corp.

To the knowledge of the Filing Persons none of the individuals listed above have engaged in any transactions involving the Company's common stock in the past sixty days.

			Page S-2


Exhibit (f)

Sections 35-1-826 through 35-1-839 of the Montana Business Corporation Act 35-1-826 Definitions.

As used in 35-1-826 through 35-1-839, the following definitions apply:
(1) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.
(2) "Corporation" includes the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.
(3) "Dissenter" means a shareholder who is entitled to dissent from corporate action under 35-1-827 and who exercises that right when and in the manner required by 35-1-829 through 35-1-837.
(4) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.
(5) "Interest" means interest from the effective date of the corporate action until the date of payment at the average rate currently paid by the corporation on its principal bank loans or, if the corporation has no loans, at a rate that is fair and equitable
	under all the circumstances.
(6) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial shareholder to the extent of the rights granted by a nominee certificate on file with a corporation.
(7) "Shareholder" means the record shareholder or the beneficial shareholder.


35-1-827  Right to dissent.

(1) A shareholder is entitled to dissent from and obtain payment of the fair value of the shareholder's shares in the event of any of the following corporate actions:
(a) consummation of a plan of merger to which the corporation is a party if:
	(i) shareholder approval is required for the merger by 35-1-815 or the articles of incorporation and the shareholder is entitled to vote on the merger; or
	(ii) the corporation is a subsidiary that is merged with its parent corporation under 35-1-818;

			Page E-1


(b) consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired if the shareholder is entitled to vote on the plan;
(c) consummation of a sale or exchange of all or substantially all of the property of the corporation other than in the usual and regular course of business if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within 1 year after the date of sale;
(d) an amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:
	(i)  alters or abolishes a preferential right of the shares;
	(ii) creates, alters, or abolishes a right in respect of redemption, including a provision with respect to a sinking fund for the redemption or repurchase of the shares;
	(iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;
	(iv) excludes or limits the right of the shares to be voted on any matter or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or
	(v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share created
		is to be acquired for cash under 35-1-621; or
(e) any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and to obtain payment for their shares.
(2) A shareholder entitled to dissent and to obtain payment for shares under 35-1-826 through 35-1-839 may not challenge the corporate action creating the shareholder's entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.


35-1-828  Dissent by nominees and beneficial owners.

(1) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.
(2) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

		Page E-2


	(a) he submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and
	(b) he does so with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.


35-1-829  Notice of dissenters' rights.

(1) If a proposed corporate action creating dissenters' rights under 35-1-827 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under 35-1-826 through 35-1-839 and must be accompanied by a copy of 35-1-826 through 35-1-839.
(2) If a corporate action creating dissenters' rights under 35-1-827 is taken without a vote of shareholders, the corporation shall give written notification to all shareholders entitled to assert dissenters' rights that the action was taken and shall send them the dissenters' notice described in 35-1-831.


35-1-830  Notice of intent to demand payment.

(1) If proposed corporate action creating dissenters' rights under 35-1-827 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:
	(a) shall deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and
	(b)  may not vote his shares in favor of the
	proposed action.
(2) A shareholder who does not satisfy the requirements of subsection (1)(a) is not entitled to payment for his shares under 35-1-826 through 35-1-839.


35-1-831  Dissenters' notice.

(1) If proposed corporate action creating dissenters' rights under 35-1-827 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of 35-1-830.
(2) The dissenters' notice must be sent no later than 10 days after the corporate action was taken and must:
(a) state where the payment demand must be sent and where and when certificates for certified shares must be deposited;

			Page E-3


(b) inform shareholders of uncertificated shares to what extent transfer of the shares will be restricted after the payment is received;
(c) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and that requires the person asserting dissenters' rights to certify whether or not he acquired beneficial ownership of the shares before that date;
(d) set a date by which the corporation must receive the payment demand, which may not be fewer than 30 nor more than 60 days after the date the required notice under subsection (1) is delivered; and
(e)  be accompanied by a copy of 35-1-826 through 35-1-839.


35-1-832  Duty to demand payment.

(1) A shareholder sent a dissenters' notice described in 35-1-831 shall demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenters' notice pursuant to 35-1-831(2)(c), and deposit his certificates in accordance with the terms of the notice.
(2) The shareholder who demands payment and deposits his certificates under subsection (1) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.
(3) A shareholder who does not demand payment or deposit his certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under 35-1-826 through 35-1-839.


35-1-833  Share restrictions.

(1) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions are released under 35-1-835.
(2) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

			Page E-4


35-1-834  Payment.

(1) Except as provided in 35-1-836, as soon as the proposed corporate action is taken or upon receipt of a payment demand, the corporation shall pay each dissenter who complied with 35-1-832 the amount the corporation estimates to be the fair value of the dissenter's
	shares plus accrued interest.
(2)  The payment must be accompanied by:
	(a) the corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;
	(b)  a statement of the corporation's estimate of the
		fair value of the shares;
	(c)  an explanation of how the interest was calculated;
	(d)  a statement of the dissenter's right to demand
		payment under 35-1-837; and
	(e)  a copy of 35-1-826 through 35-1-839.


35-1-835  Failure to take action.

(1) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.
(2) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it shall send a new dissenters' notice under 35-1-831 and repeat the payment demand procedure.


35-1-836  After-acquired shares.

(1) A corporation may elect to withhold payment required by 35-1-834 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.
(2) To the extent the corporation elects to withhold payment under subsection (1), after taking the proposed corporate action, the corporation shall estimate the fair value of the shares plus accrued interest and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter's right to demand payment under 35-1-837.

			Page E-5


35-1-837  Procedure if shareholder dissatisfied with payment
	    or offer.

(1) A dissenter may notify the corporation in writing of the dissenter's own estimate of the fair value of the dissenter's shares and the amount of interest due and may demand payment of the dissenter's estimate, less any payment under 35-1-834, or reject the corporation's offer under 35-1-836 and demand payment of the fair value of the dissenter's shares and the interest due if:
	(a) the dissenter believes that the amount paid under 35-1-834 or offered under 35-1-836 is less than the fair value of the dissenter's shares or that the interest due is incorrectly calculated;
	(b) the corporation fails to make payment under 35-1-834 within 60 days after the date set for demanding payment; or
	(c) the corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.
(2) A dissenter waives the right to demand payment under this section unless he notifies the corporation of his demand in writing under subsection (1) within 30 days after the corporation made or offered payment for his shares.


35-1-838  Court action.

(1) If a demand for payment under 35-1-837 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and shall petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.
(2) The corporation shall commence the proceeding in the district court of the county where a corporation's principal office or, if its principal office is not located in this state, where its registered office is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.
(3) The corporation shall make all dissenters whose demands remain unsettled, whether or not residents of this state, parties to the proceeding as in an action against their shares, and all parties must be served with a copy of the petition. Nonresidents may be served by certified mail or by publication as provided by law.

			Page E-6


(4) The jurisdiction of the district court in which the proceeding is commenced under subsection (2) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.
(5) Each dissenter made a party to the proceeding is entitled to judgement:
	(a) for the amount, if any, by which the court finds the fair value of the dissenter's shares plus interest exceeds the amount paid by the corporation; or
	(b) for the fair value plus accrued interest of his after-acquired shares for which the corporation elected to withhold payment under 35-1-836.


35-1-839  Court costs and attorney fees.

(1) The court in an appraisal proceeding commenced under 35-1-838 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under 35-1-837.
(2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:
	(a) against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of 35-1-829 through 35-1-837; or
	(b) against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by 35-1-826 through 35-1-839.
(3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and that the fees for those services should not be assessed against the corporation, the court may award the counsel reasonable attorney fees to be paid out of the amounts awarded the dissenters who were benefited.

			Page E-7